Exhibit 99.2

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

June 13, 2025

Boards of Directors

Seneca Financial MHC

Seneca Financial Corp.

Seneca Bancorp, Inc.

Seneca Savings

35 Oswego Street

Baldwinsville, New York 13027

Re:	Plan of Conversion
Seneca Financial, MHC
Seneca Financial Corp.
Seneca Bancorp, Inc.
Seneca Savings

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Boards of Directors of Seneca Financial MHC (the “MHC”) Seneca Financial Corp (the “Mid-Tier”), Seneca Bancorp, Inc. (“Seneca Bancorp”) and Seneca Savings. As a result of the conversion, the MHC will be merged into Seneca Financial Corp. and as a result the MHC will cease to exist. Further, Seneca Savings will change its name to Seneca Savings Bank, National Association (“Seneca SB”) and convert its charter to a national bank. Seneca Financial Corp. will subsequently be merged into Seneca Bancorp and as a result, the Mid-Tier will cease to exist. As part of the conversion, the 58.1% ownership interest of the MHC in Seneca Financial Corp. will be offered for sale in the offering. When the conversion is completed, Seneca Bancorp will own all of the outstanding common stock of Seneca SB and public stockholders will own all of the outstanding common stock of Seneca Bancorp.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Plans including Seneca Savings’ employee stock ownership plan (the “ESOP”); (3) Supplemental Eligible Account Holders; and, (4) Other Members. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community, syndicated or firm commitment underwritten offerings but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no ascertainable market value; and,

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or Seneca Bancorp’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

/s/ RP Financial, LC.
RP Financial, LC.

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E-Mail: mail@rpfinancial.com